SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                           (Amendment No. ____ )*

                                Vysis, Inc.

                              (Name of Issuer)

                  Common Stock, par value $.001 per share

                       (Title of Class of Securities)

                                928961-10-1

                               (CUSIP Number)

                              Jose M. de Lasa
                            100 Abbott Park Road
                      Abbott Park, Illinois 60064-6049
                           Phone: (847) 937-8905

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:
                       Charles W. Mulaney, Jr., Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 407-0700

                              October 24, 2001

          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                       (Continued on following pages)

                            (Page 1 of 13 Pages)
--------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------

CUSIP No. 928961-10-1             13D                Page  2  of  13 Pages
--------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              ABBOTT LABORATORIES (I.R.S. IDENTIFICATION NO. 36-0698440)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              ILLINOIS
--------------------------------------------------------------------------------

 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           -0-
 OWNED BY                  -----------------------------------------------------
   EACH                         8      SHARED VOTING POWER
 REPORTING
  PERSON                               6,662,682
   WITH                    -----------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       -0-
                           ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       6,662,682
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,662,682
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES          |_|

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              64.7%*
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

* The calculation of the foregoing percentage is based on the number of shares of Vysis common stock disclosed by Vysis in its Solicitation/Recommendation Statement on Schedule 14D-9 dated October 31, 2001.



--------------------------------------------------------------------------------

CUSIP No. 928961-10-1                    13D           Page  3  of  13 Pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              RAINBOW ACQUISITION CORP.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           -0-
 OWNED BY                       ------------------------------------------------
   EACH                         8      SHARED VOTING POWER
 REPORTING
  PERSON                              6,662,682
   WITH                         ------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                      -0-
                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       6,662,682
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,662,682
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES     |_|

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              64.7%*
--------------------------------------------------------------------------------

    14        TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

* The calculation of the foregoing percentage is based on the number of shares of Vysis common stock disclosed by Vysis in its Solicitation/Recommendation Statement on Schedule 14D-9 dated October 31, 2001.


Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $.001 per share (the "Shares"), of Vysis, Inc., a Delaware corporation ("Vysis"), whose principal executive offices are located at 3100 Woodcreek Drive, Downers Grove, Illinois, 60515-5400.

Item 2.  Identity and Background.

         The persons filing this statement are Abbott Laboratories ("Abbott"), an Illinois corporation, for and on behalf of itself and Rainbow Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Abbott.

         Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott is an Illinois corporation with its principal office located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6049. The telephone number of Abbott is (847) 937-6100.

         Merger Sub is a Delaware corporation with its principal office located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6049. The telephone number of Merger Sub is (847) 937-6100. Merger Sub was incorporated on October 17, 2001, for the purpose of making a tender offer for all of the Shares and has engaged in no business other than in connection with the transactions contemplated by the Merger Agreement and the Stockholder Agreement (as defined below).

         The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Abbott and Merger Sub are as set forth in Annex 1 hereto and incorporated herein by this reference.

         Neither Abbott, Merger Sub, nor, to their knowledge, any person listed in Annex 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Merger Sub intends to purchase all of the Shares in the Offer (as defined below). The Offer is not conditioned upon Abbott's or Merger Sub's ability to finance the purchase of Shares pursuant to the Offer. Abbott and Merger Sub estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $355 million, net of Vysis' anticipated cash balances, plus approximately $7 million in related fees and expenses for Abbott and Vysis. Abbott has available to it sufficient funds to close the Offer and the Merger, and will cause Merger Sub to have sufficient funds available to close the Offer and the Merger. Abbott intends to obtain the necessary funds from the issuance of its commercial paper in the ordinary course. In the event that such financings are unavailable, Abbott will arrange alternate financing.

Item 4.  Purpose of Transaction.

         Abbott, Merger Sub, BP America Inc., a Delaware corporation ("BP") and Amoco Technology Company, a Delaware corporation and wholly owned subsidiary of BP ("ATC") entered into a Stockholder Agreement (the "Stockholder Agreement"), dated as of October 24, 2001, as a condition of and an inducement to Abbott's and Merger Sub's willingness to enter into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 24, 2001, by and among Abbott, Merger Sub and Vysis, by means of which Abbott would acquire 100% of the equity of Vysis.

         Pursuant to the Merger Agreement, Merger Sub is offering to purchase all outstanding Shares at a price of $30.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") filed by Abbott with the Securities and Exchange Commission on October 31, 2001 as exhibits to a Tender Offer Statement on Schedule TO (the "Schedule TO").

         The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that, subject to certain conditions, Merger Sub will be merged with and into Vysis (the "Merger") with Vysis continuing as the surviving corporation, wholly owned by Abbott. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held by Vysis as treasury stock, or owned by any subsidiaries of Vysis, Abbott, Merger Sub or any of Abbott's other subsidiaries, all of which will be cancelled and retired and shall cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law), will be converted into the right to receive $30.50 or any greater per Share price paid in the Offer in cash.

         The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer that number of Shares that, together with the Shares then beneficially owned by Abbott or Merger Sub, represents at least 51% of the then outstanding Shares on a fully diluted basis and (ii) the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, and the pre-merger notification requirements of Germany. The Offer is also subject to the satisfaction of certain other conditions described more fully in the Offer to Purchase, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO and which is incorporated by this reference in this Item 4 in its entirety.

         Concurrently with the execution of the Merger Agreement, Abbott and Merger Sub entered into the Stockholder Agreement. Capitalized terms not defined in this Item 4 shall have the meaning given to them in the Stockholder Agreement. ATC has represented that it owns 6,662,682 Shares. As of October 24, 2001, ATC's Shares represented 64.7% of the outstanding Shares. Pursuant to the Stockholder Agreement, ATC has agreed to tender all its Shares into the Offer no later than the fifth (5th) business day following commencement of the Offer. ATC has also agreed to (i) vote its Shares in favor of the Merger, (ii) vote its Shares against any action that would result in any of Vysis's obligations under the Merger Agreement not being fulfilled and (iii) vote its Shares against any action that would delay, postpone or attempt to discourage the Merger or the Offer or cause a condition to the closing of the Merger or the Offer not to be satisfied.

         Pursuant to the Stockholder Agreement, ATC also agreed that, until the earlier of the Effective Time or the termination of the Stockholder Agreement, it will not (and will not permit any of its affiliates, officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any affiliate (collectively "Stockholder Representatives") to), directly or indirectly: (i) solicit, initiate, engage in discussions or negotiate with any Person or take any other action intended or designed to facilitate any inquiry or effort of any Person (other than Abbott) relating to any direct or indirect acquisition of all or a substantial part of the business and properties of Vysis or any of the subsidiaries of Vysis or any capital stock of Vysis or any of the subsidiaries of Vysis, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving Vysis or any of its subsidiaries, divisions or operating or principal business units ("Alternative Acquisition"); (ii) provide information with respect to Vysis or any subsidiary of Vysis to any Person (other than Abbott) relating to a possible Alternative Acquisition by any Person (other than Abbott) or (iii) enter into any agreement with respect to any proposal for an Alternative Acquisition ("Alternative Acquisition Proposal"). Prior to the acceptance for payment of Shares pursuant to the Offer, ATC may advise the board of directors of Vysis of receipt by it (or any Stockholder Representative) of any unsolicited Alternative Acquisition Proposal or any inquiry indicating that any Person is considering making or wishes to make an Alternative Acquisition Proposal.

         The Stockholder Agreement requires that ATC and BP cease and cause to be terminated immediately all existing discussions or negotiations conducted by them or at their behest, prior to the date of the Stockholder Agreement, with respect to any Alternative Acquisition. In addition, the Stockholder Agreement requires BP to promptly direct UBS Warburg LLC ("UBS") to cease and cause to be terminated immediately all discussions or negotiations conducted by it, prior to the date of the Stockholder Agreement, with respect to any Alternative Acquisition, on behalf of BP or its affiliates.

         Pursuant to the Stockholder Agreement, ATC has agreed to defend, indemnify and hold harmless Abbott, Merger Sub, Vysis, each subsidiary of Vysis and their respective officers, directors and affiliates for: (i) any and all taxes of BP and any current or former affiliate of BP (other than Vysis or any subsidiary of Vysis) for any taxable period beginning before the closing date of the Merger, for which Vysis or any subsidiary of Vysis may be liable as part of the same consolidated or affiliated group pursuant to Treasury Regulation Sec. 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, agreement or otherwise; (ii) any and all taxes imposed on or with respect to Vysis or any subsidiary of Vysis for any taxable period (or portion thereof) ending on or before February 10, 1998 and (iii) any and all expenses arising from any indemnified taxes. BP has agreed to guarantee these indemnification obligations of ATC.

         The Stockholder Agreement requires that BP pay any fees, expenses or other amounts that become due and payable by Vysis to UBS or any other investment bank or financial advisor engaged by Vysis other than Wachovia Securities (a tradename of First Union Securities, Inc.) and Goldman, Sachs & Co. as a result of the transactions. BP must also defend, indemnify and hold harmless Abbott, Merger Sub, Vysis, each subsidiary of Vysis and their respective officers, directors and affiliates against any claims for such amounts or any liabilities or costs arising out of or resulting from any claims for such amounts.

         The Stockholder Agreement terminates upon the earlier of (i) the termination of the Offer without the purchase of Shares thereunder, (ii) the termination of the Merger Agreement in accordance with its terms or
(iii) the consummation of the Merger; provided that the indemnification provisions described above shall survive the consummation of the Merger.

         Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Merger Sub pursuant to the Offer, Abbott currently intends to seek maximum representation on the board of directors of Vysis, subject to the requirement in the Merger Agreement regarding the presence of at least three (3) Independent Directors on the Vysis board until the Effective Time. The directors of Merger Sub immediately prior to the Effective Time will become the directors of Vysis upon consummation of the Merger in accordance with the terms of the Merger Agreement. In addition, the Merger Agreement provides that the certificate of incorporation and by-laws of Merger Sub immediately prior to the Effective Time will become the certificate of incorporation and by-laws of Vysis after the consummation of the Merger.

         Abbott anticipates that, if the Merger is completed in accordance with the Merger Agreement, Vysis will become a wholly-owned subsidiary of Abbott, that Abbott will seek to cause the Shares to be delisted from quotation on the Nasdaq National Market and that the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         Other than as described in this Item 4, Abbott and Merger Sub have no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Abbott and Merger Sub reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Stockholder Agreement).

         The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this statement is hereby incorporated by this reference in this Item 4.

         References to, and descriptions of, the Merger Agreement and the Stockholder Agreement in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Stockholder Agreement, copies of which were filed as Exhibits (d)(1) and (d)(2), respectively, to the Schedule TO and which are incorporated by this reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Merger Sub and Abbott, by reason of the execution and delivery of the Stockholder Agreement, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 6,662,682 Shares, representing 64.7% of the Shares. Except as set forth in this Item 5, none of Merger Sub, Abbott or, to their knowledge, any person listed in Annex 1 hereto, owns beneficially any Shares.

         Neither Merger Sub nor Abbott have the sole power to vote or to direct the vote of any Shares. Neither Merger Sub nor Abbott have the sole power to dispose or to direct the disposition of any Shares.

         Each of Abbott and Merger Sub expressly disclaims beneficial ownership of the Shares owned by ATC.

         (c) Except for the execution and delivery of the Stockholder Agreement and the Merger Agreement, no transactions in the Shares were effected by Merger Sub, Abbott or, to their knowledge, any person listed in Annex 1 hereto, during the 60 days prior to the date hereof.

         (d) Inapplicable.

         (e) Inapplicable.

         References to, and descriptions of, the Merger Agreement and the Stockholder Agreement in this Item 5 are qualified in their entirety by this reference to the Merger Agreement and the Stockholder Agreement, copies of which were filed as Exhibits (d)(1) and (d)(2), respectively, to the Schedule TO and which are incorporated by this reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference. To Abbott's and Merger Sub's knowledge, except as otherwise described in this
Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of Vysis.

Item 7.  Material to be Filed as Exhibits.


    Exhibit                         Description

       1 Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott Laboratories, Rainbow
                  Acquisition Corp., and Vysis, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO)

       2 Stockholder Agreement, dated as of October 24, 2001, by and among Abbott Laboratories, Rainbow Acquisition Corp., Amoco Technology Company and BP America Inc.
                  (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO)

       3 Offer to Purchase dated October 31, 2001 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule
                  TO)

       4 Joint Filing Agreement, dated November 1, 2001, between Abbott Laboratories and Rainbow Acquisition Corp.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 1, 2001

                                 ABBOTT LABORATORIES


                                 By:      /s/ RICHAED A. GONZALEZ
                                          ---------------------------
                                          Name:  Richard A. Gonzalez
                                          Title:  Executive Vice President,
                                                  Medical Products


                                 RAINBOW ACQUISITION CORP.


                                 By:      /s/ THOMAS C. FREYMAN
                                          --------------------------
                                          Name:  Thomas C. Freyman
                                          Title:   Vice-President

                                                                        Annex 1


               Information Concerning Executive Officers and
                      Directors of Abbott Laboratories



         The current corporate officers and directors of Abbott Laboratories are listed below. The current business address of each person is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400 and the current phone number is (847) 937-6100. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Abbott Laboratories. Abbott Laboratories does not consider all of its corporate officers to be executive officers as defined by the Securities Exchange Act of 1934 or Releases thereunder.



-------------------------------------------------------------------------------------------------------------
 NAME                             POSITION/PRESENT PRINCIPAL OCCUPATION                           CITIZENSHIP
                                  OR EMPLOYMENT AND BUSINESS ADDRESS
-------------------------------------------------------------------------------------------------------------
CORPORATE OFFICERS
-------------------------------------------------------------------------------------------------------------
Miles D. White(1)                 Chairman of the Board and Chief Executive Officer                    U.S.A.
-------------------------------------------------------------------------------------------------------------
Jeffrey M. Leiden(1)              Executive Vice President, Pharmaceuticals and Chief                  U.S.A.
                                  Scientific Officer, and Director
-------------------------------------------------------------------------------------------------------------
Richard A. Gonzalez(1)            Executive Vice President, Medical Products                           U.S.A.
-------------------------------------------------------------------------------------------------------------
Christopher B. Begley(1)          Senior Vice President, Hospital Products                             U.S.A.
-------------------------------------------------------------------------------------------------------------
Thomas D. Brown(1)                Senior Vice President, Diagnostic Operations                         U.S.A.
-------------------------------------------------------------------------------------------------------------
Jose M. de Lasa(1)                Senior Vice President, Secretary and General Counsel                 U.S.A.
-------------------------------------------------------------------------------------------------------------
William G. Dempsey(1)             Senior Vice President, International Operations                      U.S.A.
-------------------------------------------------------------------------------------------------------------
Gary L. Flynn(1)                  Senior Vice President, Ross Products                                 U.S.A.
-------------------------------------------------------------------------------------------------------------
Thomas C. Freyman(1)              Senior Vice President, Finance and Chief Financial Officer           U.S.A.
-------------------------------------------------------------------------------------------------------------
David B. Goffredo(1)              Senior Vice President, Pharmaceutical Operations                     U.S.A.
-------------------------------------------------------------------------------------------------------------
Greg W. Linder(1)                 Vice President and Controller                                        U.S.A.
-------------------------------------------------------------------------------------------------------------
Thomas M. Wascoe(1)               Senior Vice President, Human Resources                               U.S.A.
-------------------------------------------------------------------------------------------------------------
Lance B. Wyatt(1)                 Senior Vice President, Specialty Products                            U.S.A.
-------------------------------------------------------------------------------------------------------------
Catherine V. Babington            Vice President, Investor Relations and Public Affairs                U.S.A.
-------------------------------------------------------------------------------------------------------------
Patrick J. Balthrop               Vice President, Vascular Devices                                     U.S.A.
-------------------------------------------------------------------------------------------------------------
Mark E. Barmak                    Vice President, Government Affairs                                   U.S.A.
-------------------------------------------------------------------------------------------------------------
Michael G. Beatrice               Vice President, Corporate Regulatory and Quality Science             U.S.A.
-------------------------------------------------------------------------------------------------------------
Christopher A. Bleck              Vice President, Pediatrics, Ross Products                            U.S.A.
-------------------------------------------------------------------------------------------------------------
Douglas C. Bryant                 Vice President, Diagnostic Operations, Asia and Pacific              U.S.A.
-------------------------------------------------------------------------------------------------------------
Gary R. Byers                     Vice President, Internal Audit                                       U.S.A.
-------------------------------------------------------------------------------------------------------------
Thomas F. Chen                    Vice President, Pacific, Asia, and Africa Operations                 U.S.A.
-------------------------------------------------------------------------------------------------------------
Michael J. Collins                Vice President, Diagnostic Operations, U.S.                          U.S.A.
-------------------------------------------------------------------------------------------------------------
Edward J. Fiorentino              Vice President, MediSense Products                                   U.S.A.
-------------------------------------------------------------------------------------------------------------
Stephen R. Fussell                Vice President, Compensation and Development                         U.S.A.
-------------------------------------------------------------------------------------------------------------
Robert B. Hance                   Vice President, Diagnostic Operations, Europe, Africa and            U.S.A.
                                  Middle East
-------------------------------------------------------------------------------------------------------------
Guillermo A. Herrera              Vice President, European Operations                                  U.S.A.
-------------------------------------------------------------------------------------------------------------
Terrence C. Kearney               Vice President and Treasurer                                         U.S.A.
-------------------------------------------------------------------------------------------------------------
James J. Koziarz, Ph.D.           Vice President, Diagnostic Products Research and Development         U.S.A.
-------------------------------------------------------------------------------------------------------------
John C. Landgraf                  Vice President, Corporate Engineering                                U.S.A.
-------------------------------------------------------------------------------------------------------------
Elaine R. Leavenworth             Vice President, Washington Government Affairs                        U.S.A.
-------------------------------------------------------------------------------------------------------------
John M. Leonard                   Vice President, Global Pharmaceutical Drug Development               U.S.A.
-------------------------------------------------------------------------------------------------------------
Holger Liepmann                   Vice President, Japan Operations                                    Germany
-------------------------------------------------------------------------------------------------------------
John F. Lussen                    Vice President, Taxes                                                U.S.A.
-------------------------------------------------------------------------------------------------------------
P. Loreen Mershimer               Vice President, Hospital Products Business Sector                    U.S.A.
-------------------------------------------------------------------------------------------------------------
Edward L. Michael                 Vice President, Diagnostic Assays and Systems                        U.S.A.
-------------------------------------------------------------------------------------------------------------
Karen L. Miller                   Vice President, Information Technology                               U.S.A.
-------------------------------------------------------------------------------------------------------------
Daniel W. Norbeck                 Vice President, Global Pharmaceutical Discovery                      U.S.A.
-------------------------------------------------------------------------------------------------------------
Edward A. Ogunro                  Vice President, Hospital Products Research and Development,          U.S.A.
                                  Medical and Regulatory Affairs
-------------------------------------------------------------------------------------------------------------
Roberto Reyes                     Vice President, Latin America and Canada                            Columbia
-------------------------------------------------------------------------------------------------------------
Mary T. Szela                     Vice President, Hospital Products Business Sector                    U.S.A.
-------------------------------------------------------------------------------------------------------------
Marcia A. Thomas                  Vice President, Diagnostic Quality Assurance, Regulatory             U.S.A.
                                  Affairs and Compliance
-------------------------------------------------------------------------------------------------------------
James L. Tyree                    Vice President, Global Licensing/New Business Developmen             U.S.A.
-------------------------------------------------------------------------------------------------------------
Steven J. Weger                   Vice President, Corporate Planning and Development                   U.S.A.
-------------------------------------------------------------------------------------------------------------
Susan M. Widner                   Vice President, Abbott Health Systems                                U.S.A.
-------------------------------------------------------------------------------------------------------------
DIRECTORS
-------------------------------------------------------------------------------------------------------------
Roxanne S. Austin                 President and Chief Operating Officer, DIRECTV, Inc.                 U.S.A.
-------------------------------------------------------------------------------------------------------------
H. Laurance Fuller                Co-Chairman, BP Amoco, p.l.c. (Retired)                               U.S.A
-------------------------------------------------------------------------------------------------------------
Jack M. Greenberg                 Chairman and Chief Executive Officer, McDonald's Corporation         U.S.A.
-------------------------------------------------------------------------------------------------------------
David A. Jones                    Chairman, Humana Inc.                                                U.S.A.
-------------------------------------------------------------------------------------------------------------
Jeffrey M. Leiden                 Officer of Abbott                                                    U.S.A.
-------------------------------------------------------------------------------------------------------------
The Rt. Hon. Lord Owen            Physician, Politician, and Businessman                                U.K.
CH
-------------------------------------------------------------------------------------------------------------
Boone Powell, Jr.                 Chairman, Baylor Health Care System (Retired)                        U.S.A.
-------------------------------------------------------------------------------------------------------------
Addison Barry Rand                Chairman and Chief Executive Officer, Avis
                                  Group Holdings, Inc. (Retired)                                       U.S.A.
-------------------------------------------------------------------------------------------------------------
Dr. W. Ann Reynolds               President, The University of Alabama at Birmingham                   U.S.A.
-------------------------------------------------------------------------------------------------------------
Roy S. Roberts                    Group Vice President, North American Vehicle Sales, Service          U.S.A.
                                  and Marketing, General Motors Corporation (Retired)
-------------------------------------------------------------------------------------------------------------
William D. Smithburg              Chairman, President and Chief Executive Officer, The Quaker          U.S.A.
                                  Oats Company (Retired)
-------------------------------------------------------------------------------------------------------------
John R. Walter                    Chairman, Ashlin Management Corp.                                    U.S.A.
-------------------------------------------------------------------------------------------------------------
Miles D. White                    Officer of Abbott                                                    U.S.A.
-------------------------------------------------------------------------------------------------------------

--------
(1) Pursuant to Item 401 (b) of Regulation S-K Abbott has identified these persons as "executive officers" within the meaning of Item 401 (b).



               Information Concerning Executive Officers and
                   Directors of Rainbow Acquisition Corp.

         The current corporate officers and directors of Rainbow Acquisition Corp. are listed below. The current business address of each person is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400 and the current phone number is (847) 937-6100. All positions set forth below opposite an individual's name refer to positions within Rainbow Acquisition Corp.

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              NAME                   POSITION/PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND         CITIZENSHIP
                                                         BUSINESS ADDRESS
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CORPORATE OFFICERS AND DIRECTORS
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
Thomas C. Freyman                 Vice President and Director                                          U.S.A.
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Thomas D. Brown                   President                                                            U.S.A.
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Honey Lynn Goldberg               Secretary                                                            U.S.A.
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Terrence C. Kearney               Treasurer                                                            U.S.A.
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John F. Lussen                    Vice President, Taxes                                                U.S.A.
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Brian J. Smith                    Assistant Secretary                                                  U.S.A.
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